Exhibit 12

FIRST BANCORP
COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
($ in thousands, except for ratios)
(Unaudited)

	Years Ended December 31,
	2010		2009		2008		2007		2006
Including Interest on Deposits:
Earnings:
Income before income taxes	$14,942		97,877		35,125		34,960		30,725
Fixed charges	32,087		49,075		61,483		69,837		54,856
Total earnings	$47,029		146,952		96,608		104,797		85,581

Fixed charges:
Interest on deposits	$29,930		45,518		53,241		59,553		46,032
Interest on borrowings	1,977		3,377		7,947		9,886		8,400
Amortization of debt issuance costs	—		—		115		219		239
Interest portion of rental expense (1)	180		180		180		179		185
Total fixed charges	$32,087		49,075		61,483		69,837		54,856
Preferred dividend requirements	3,250		3,169		—		—		—
Total fixed charges and preferred dividends	$35,337		52,244		61,483		69,837		54,856

Ratio of earnings to fixed charges, including interest on deposits	1.47	x	2.99	x	1.57	x	1.50	x	1.56	x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	1.33	x	2.81	x	1.57	x	1.50	x	1.56	x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$14,942		97,877		35,125		34,960		30,725
Fixed charges	2,157		3,557		8,242		10,284		8,824
Total earnings	$17,099		101,434		43,367		45,244		39,549

Fixed charges:
Interest on borrowings	$1,977		3,377		7,947		9,886		8,400
Amortization of debt issuance costs	—		—		115		219		239
Interest portion of rental expense (1)	180		180		180		179		185
Total fixed charges	$2,157		3,557		8,242		10,284		8,824
Preferred dividend requirements	3,250		3,169		—		—		—
Total fixed charges and preferred dividends	$5,407		6,726		8,242		10,284		8,824

Ratio of earnings to fixed charges, excluding interest on deposits	7.93	x	28.52	x	5.26	x	4.40	x	4.48	x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	3.16	x	15.08	x	5.26	x	4.40	x	4.48	x

(1)	Estimated to be one-third of rental expense.